www.KKRreit.com | NYSE: KREF

VIA EDGAR

September 23, 2020

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Real Estate and Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Jeffrey Lewis, Staff Accountant, and Ms. Shannon Menjivar, Accounting Branch Chief

Re:	KKR Real Estate Finance Trust Inc.
Form 10-K for the year ended December 31, 2019
Form 10-Q for the quarterly period ended March 31, 2020
Form 10-Q for the quarterly period ended June 30, 2020
File No. 001-38082

Dear Mr. Lewis and Ms. Menjivar,

KKR Real Estate Finance Trust Inc. (the “Company,” “KREF”, “we” or “our”) is submitting the following response to your comment letter, dated September 10, 2020, regarding the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2020 and June 30, 2020.  To assist your review, we have retyped the text of the Staff’s most recent comments in italics below.

www.KKRreit.com | NYSE: KREF

Form 10-Q for the quarterly period ended March 31, 2020
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Core Earnings, page 43

1.	We continue to evaluate your response to comment 1 and may have further comment.

Response:

We acknowledge the Staff’s comment.

Form 10-Q for the quarterly period ended June 30, 2020
Note 2. Summary of Significant Accounting Policies, page 11

2.
Please tell us and revise future filings to disclose your policy for recognizing loan writeoffs within the allowance for credit losses. Specifically discuss the triggering events or other facts and circumstances that cause you to charge-off a loan. Refer to ASC 326-20-50-17 (c) for guidance.

Response:

We recognize loan writeoffs, which may be full or partial, within the allowance for credit losses in the period in which a loan, or a portion thereof, is deemed uncollectible. We evaluate all available facts and circumstances that might negatively impact our ability to collect outstanding loan balances when determining loan writeoffs. These facts and circumstances may vary and may include, but are not limited to, the following:
i.	Significant deterioration in the underlying collateral performance and/or value, if repayment is solely based on the collateral,
ii.	Correspondence from the borrower indicating that it does not intend to pay the contractual principal and interest,
iii.	Violation of multiple debt covenants with no indication the borrower has the ability to remediate such violations,
iv.	Occurrence of one or more events of default by the borrower, or
v.	We have sufficient information to determine that the borrower is insolvent, or the borrower has filed for bankruptcy, and the value of the underlying collateral is below our loan basis.

www.KKRreit.com | NYSE: KREF

In response to the Staff’s comment, we will revise our future filings with enhanced disclosures to reflect our policy for recognizing loan writeoffs within the allowance for credit losses consistent with ASC 326-20-50-17 (c) and as detailed above, including the factors and circumstances we consider in evaluating loan writeoffs.

*****

We hope the foregoing addresses the Staff’s comment. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 520-1537.

Sincerely,

/s/ Mostafa Nagaty
Mostafa Nagaty
Chief Financial Officer

cc:	Joseph Kaufman, Simpson Thacher & Bartlett LLP